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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]

11016809

SEC Mail Processing Section

FEB 24 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ludlow Ward Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 East Fifth Street, Suite 1110
(No. and Street)

Cincinnati	OH	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Ward 513-310-0961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.
(Name – *if individual, state last, first, middle name*)

105 East Fourth Street, Suite 1500	Cincinnati,	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Kevin Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ludlow Ward Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Diane L. Merk
Notary Public State of Ohio
My Commission Expires March 19, 2012

[signature]
Signature

Managing Member
Title

[signature: Diane L. Merk]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ludlow Ward Securities, LLC
(A Wholly-Owned Subsidiary of Ludlow Ward Capital Partners, LLC)

Financial Statements

December 31, 2010

(with Independent Auditors' Report)

Clark Schaefer Hackett
STRENGTH IN NUMBERS

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Member
Ludlow Ward Securities, LLC

We have audited the accompanying balance sheet of Ludlow Ward Securities, LLC, (a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC), as of December 31, 2010, and the related statements of operations and member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ludlow Ward Securities, LLC. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 2, 2011

Ludlow Ward Securities, LLC
Balance Sheet
December 31, 2010

Assets	
Cash	$ 9,475
Total assets	9,475
Liabilities and Member's Equity	
Commitments and contingencies	
Member's equity	9,475
Total liabilities and member's equity	$ 9,475

See accompanying notes to financial statements.

Ludlow Ward Securities, LLC
Statement of Operations and Member's Equity
Year Ended December 31, 2010

Expenses:		
Professional, legal, and accounting services	$	7,601
Taxes and licenses		1,793
		9,394
Net loss		(9,394)
Member's equity, beginning of year		11,201
Paid in capital		7,668
Member's equity, end of year	$	9,475

See accompanying notes to financial statements.

Ludlow Ward Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (9,394)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities:	
Other assets	55
Net cash used by operating activities	(9,339)
Cash flows from financing activities:	
Additional paid in capital	7,668
Net cash provided by financing activities	7,668
Cash, beginning of year	11,146
Cash, end of year	$ 9,475

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Ludlow Ward Securities, LLC (the "Company") are set forth to facilitate the understanding of data presented in the financial statements:

Description of business
Ludlow Ward Securities, LLC, an Ohio single-member limited liability company, was formed in March 2005 as a wholly-owned subsidiary of Ludlow Ward Capital Partners, LLC ("LWCP") to provide broker-dealer services for LWCP. During 2006 the Company obtained a license to become a registered securities broker and dealer. During 2010 the Company decided to wind down operations resulting in no revenue for the year. It is management's intention to cease operations and liquidate the Company in 2011.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company is a limited liability company. As such, the Company does not pay federal or state corporate income taxes on its taxable income. Rather, income or loss passes through to its member who is then liable for any income taxes due.

Uncertain tax positions
The Company adopted the provisions for Accounting for Uncertainty in Income Taxes on January 1, 2009. Those provisions clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2007–2009. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Subsequent Events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 2, 2011.

2. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2010, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $9,475 and 0 to 1, respectively. In compliance with SEC Rule 17a5-(d)(4), there were no differences between the net capital computation of the audit and the fourth quarter Focus IIA.

At Clark Schaefer Hackett, we are the sum of our individuals. Each team member's training and experience are well-suited for each client's purpose and goals. We are committed to providing insightful and customized service — from efficient compliance to sophisticated consulting — to help each client prosper today and plan for future success.